January 17, 2025

Todd Foley
Senior Vice President and Interim Chief Financial Officer
The Kroger Co.
1014 Vine Street
Cincinnati, OH 45202

       Re: The Kroger Co.
           Form 10-K for the Fiscal Year Ended February 3, 2024
           Item 2.02 Form 8-K dated December 5, 2024
           File No. 001-00303
Dear Todd Foley:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 3, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Use of Non-GAAP Financial Measures, page 29

1. Please reconcile your FIFO gross profit, a non-GAAP financial measure, to its most directly comparable GAAP measure which is a fully-loaded GAAP gross profit that must be presented even if one is not depicted on your statements of operations. As you present FIFO gross margin on a percentage basis, please disclose your fully-loaded
       GAAP gross margin with equal or greater prominence wherever you disclose FIFO gross margin. In this regard, your gross margin rate, as a percentage of sales, disclosed on page 34 does not appear to be calculated based on the fully-loaded GAAP gross profit as it excludes depreciation and amortization. Refer to Item 10(e)(1)(i)(A) and
       (B) of Regulation S-K and Question 102.10(a) of the Non-GAAP Financial Measures
       Compliance and Disclosure Interpretations.
 January 17, 2025
Page 2

Liquidity and Capital Resources
Net cash provided by operating activities, page 42

2. Your disclosure of operating cash flow generated from "net earnings including noncontrolling interests, adjusted for non-cash items," appears to be a non-GAAP financial measure. Please remove this measure from your disclosure or provide the disclosure required by Item 10(e) of Regulation S-K.
Item 2.02 Form 8-K dated December 5, 2024
Exhibit 99.1
Third Quarter Financial Results, page 2

3. You present the change in FIFO Gross Margin Rate in the financial results table and discuss the change in FIFO gross margin rate, excluding fuel, in the narrative disclosure without disclosing and discussing the change of its most directly comparable GAAP measure. Please revise to present GAAP gross margin with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
       102.10(a) of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services